SEC FILE NUMBER
                                                                     1-10176
                                                                   CUSIP NUMBER
                                                                     589395 10 2

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)    / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q

               / / Form N-SAR

               For Period Ended:  September 30, 1997
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

             Read Instruction (on back page) Before Preparing Form.
                              Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

___________________________________________________________________________

PART I - REGISTRANT INFORMATION

Mercury Finance Company
Full Name of Registrant

Former Name if Applicable:  N/A

100 Field Drive
Address of Principal Executive Office (Street and Number)

Lake Forest, IL  60045
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The subject report on Form 10-Q could not be filed within the prescribed time period because of burdens placed on management and the inability to determine certain information, resulting from the accounting irregularities and related matters previously described in the Registrant's Current Reports on Form 8-K on January 29, 1997, February 18, 1997, and April 23, 1997. Although the Registrant will attempt to file the Form 10-Q on or before the fifth calendar day following the prescribed due date, it is highly unlikely that the Form 10-Q will be filed by such date. The precise filing date remains uncertain.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William A. Brandt, Jr.               (847)             295-8600
        (Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                            \ \ Yes  \X\ No

     The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, the Quarterly Reports for the quarters ended March 31, 1997, and June 30, 1997, have not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            \X\ Yes  \ \ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously described in the Registrant's Current Report on Form
8-K on November 7, 1997, results of operations for fiscal 1996 have been adjusted from those previously announced. As a result of the accounting irregularities, additional loan loss reserves, and other matters, the effect of those adjustments on the previously reported results of operations for each quarter within fiscal 1996 is being analyzed and is not known at this time. However, the results of operations for the third quarter of fiscal 1997 will reflect a material decline in operating earnings from the results originally reported for the third quarter of fiscal 1996.


                             Mercury Finance Company
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 1997          By:    /s/ Patrick O'Malley
                                        Patrick O'Malley
                                        Assistant Secretary



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representation. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.